Coca-Cola Plaza
Atlanta, Georgia

May 12, 2011

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Health Care Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	The Coca-Cola Company
Form 10-K for Fiscal Year Ended
December 31, 2010
Filed February 28, 2011
File No. 001-02217

Dear Ms. Jenkins:

Thank you for your letter dated April 14, 2011 setting forth comments of the Staff relating to the periodic report of The Coca-Cola Company (the “Company”) referenced above. The Company’s responses to the Staff’s comments are set forth below.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s letter and have provided the Company’s responses immediately following each numbered comment.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management Discussion and Analysis, page 33

Income Taxes, page 70

1.              We note your analysis of your effective tax rate stating the various components and the tax rates for each. Please quantify the significant drivers and provide more informative disclosures to explain in greater detail the underlying reasons why your effective tax rate is considerably lower than the statutory tax rate. Please provide investors insight into whether a significant component is onetime event or represents a continuing trend. Please also explain the impact of your foreign effective tax rates in greater detail. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350. Please provide us with the text of your proposed disclosure to be included in future filings.

Response:

In future filings, the Company will provide additional information to explain the underlying reasons why our effective tax rate is lower than the statutory tax rate. In addition, we will clarify which items impacting the effective tax rate are one-time events and which items represent a continuing trend. On an annual basis, we will also provide a quantitative analysis, similar to the detailed rate reconciliation contained in Note 14 of our 2010 consolidated financial statements, quantifying the impact that earnings in jurisdictions taxed at rates different from the statutory U.S. federal tax rate, equity income or loss, and discrete items had on our effective tax rate. Below is an excerpt from the expanded disclosure included in our Management’s Discussion and Analysis on pages 53 and 54 of our most recent Quarterly Report on Form 10-Q filed on May 2, 2011:

“The Company’s estimated effective tax rate reflects, among other items, our best estimates of 2011 operating results and foreign currency exchange rates. The Company’s estimated effective tax rate for the year is applied to the Company’s quarterly operating results. In the event that there is a significant unusual or one-time item recognized, or expected to be recognized, in the Company’s quarterly operating results, the tax attributable to that item would be separately calculated and recorded at the same time as the unusual or one-time item. Based on current tax laws, the Company’s effective tax rate on operations for 2011 is expected to be approximately 24 percent before considering the effect of any discrete, significant, unusual, and/or one-time items recognized in the quarter. The Company’s estimated effective tax rate on operations differs from the statutory rate primarily due to the tax impact of having significant operations outside the United States and earnings generated in investments accounted for under the equity method of accounting, which are both taxed at rates lower than the U.S. statutory rate of 35 percent. Included in its operations outside the United States the Company has several subsidiaries that benefit from various tax incentive grants. The terms of these grants range from 2011 to 2031, and the Company expects each of these grants to be renewed indefinitely. A change in the mix of pretax income from these various tax jurisdictions and/or changes in earnings from equity method investments can have a significant impact on the Company’s effective tax rate on operations.

Our effective tax rate was 23.8 percent for the three months ended April 1, 2011, compared to 25.4 percent for the three months ended April 2, 2010. In addition to changes in pretax income among the various tax jurisdictions in which we operate, discrete items affected our tax rate.”

In addition, our Management’s Discussion and Analysis included in our Quarterly Report on Form 10-Q for the three months ended April 1, 2011 (pages 54 and 55) and our Annual Report on Form 10-K for the year ended December 31, 2010 (page 70 through 72) already incorporates a discussion of the effects of significant transactions on our effective tax rates. The enhanced disclosure, as illustrated above, coupled with the details of the significant transactions provides investors with insight regarding our on-going effective tax rate and the effects of one-time events.

Financial Statements

Note 1- Business and summary of significant accounting policies

Principles of Consolidation, page 93

2.              We note that beginning January 1, 2010, you deconsolidated certain entities as a result of changes in accounting guidance issued by the FASB on VIE’s. We also note your disclosure that although the financial arrangements resulted in you holding a majority of the variable interests in these VIEs, the majority of these arrangements did not empower you to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance. Please provide us the qualitative factors that you considered in your assessment which resulted in the deconsolidation of these VIEs.

Response:

When performing our assessment of each of our VIEs to determine whether they should be consolidated, we primarily focused on which party in the arrangement has the power to direct the activities that most significantly impact that entity’s economic performance. The activities that most significantly impact the economic performance of these entities are the activities that impact the operating activities of these entities. As our VIEs are primarily bottling operations, these activities include the manufacturing of beverage products, the marketing and promotion of beverage products and the selling and distribution of these beverage products to customers in their respective territories.

We performed a separate consolidation analysis for each VIE. We analyzed the decision-making rights relevant to the key operating activities to determine the manner in which the activities that significantly impact economic performance are directed. In doing so we considered: 1) matters requiring shareholder approval, 2) matters requiring board of directors approval, and 3) matters requiring management approval and execution (day-to-day operations). While there are many important activities involved in managing these operations, we concluded that the activities that significantly impact economic performance are directed through the approval of the annual budget/business plan and/or amendments to the annual budget/business plan. Generally, the annual budget/business plan establishes, among other things, the operating expense budget (including marketing), the capital budget, product pricing, incentive compensation targets, etc. The decisions made through the approval of the annual budget/business plan have the most significant and direct effect on the economic performance of each VIE.

Each of the VIEs we deconsolidated requires at least a simple majority vote of either the shareholders or the board of directors, as applicable, to approve the annual budget/business plan. In each case, we do not have the required number of votes needed to unilaterally approve the annual budget/business plan in any of the VIEs we deconsolidated. We also do not have the required number of votes as a group, when combined with any related parties or de facto agents, as applicable, to approve the annual budget/business plan in any of the deconsolidated VIEs.

We have issued subordinated financial support (e.g., debt guarantees and loans) to certain of our VIEs, which resulted in the Company holding the majority of the variable interests in these VIEs. In conjunction with the issuance of the subordinated financial support to certain VIEs, the Company obtained additional rights beyond those associated with our equity ownership interests. However, these additional rights are protective in nature and do not enable us to make decisions that have the most significant impact on the economic performance of the VIEs we deconsolidated beginning January 1, 2010.

Note 2- Acquisitions and Divestitures, page 102

3.              We note your disclosure that your Norwegian and Swedish bottling operations did not meet the criteria to be classified as discontinued operations primarily due to your continuing significant involvement under the Bottler’s Agreement. Please clarify your continuing significant involvement with these entities and discuss how this impacts your accounting for this transaction and future implications.

Response:

As disclosed in Note 2 of our 2010 consolidated financial statements under the caption “Divestitures,” the Company has continuing involvement in the operations of the Norwegian and Swedish bottling operations (“Nordic Bottlers”) due to our ongoing contractual relationship with the Nordic Bottlers, which are governed by the applicable Bottler’s Agreements between the Company and the Nordic Bottlers. We discuss the general terms of our relationships with our bottlers on page 7 of our 2010 Annual Report on Form 10-K, under the heading “Distribution System and Bottler’s Agreements,” as follows:

“We typically sell concentrates and syrups to our bottling partners, who use the concentrate to manufacture finished products which they sell to distributors and other customers. Separate contracts (“Bottler’s Agreements”) exist between our Company and each of our bottling partners regarding the manufacture and sale of Company products. Subject to specified terms and conditions and certain variations, the Bottler’s Agreements generally authorize the bottlers to prepare specified Company Trademark Beverages, to package the same in authorized containers, and to distribute and sell the same in (but, subject to applicable local law, generally only in) an identified territory. The bottler is obligated to purchase its entire requirement of concentrates or syrups for the designated Company Trademark Beverages from the Company or Company-authorized suppliers.”

The Nordic Bottlers are the sole authorized bottlers and distributors of Company products in Norway and Sweden. They are each subject to a 10-year Bottler’s Agreement which provides them the rights to produce, distribute and sell Company products in their respective territories. While these agreements have 10-year terms and do not automatically renew, historically they have been renewed routinely and, absent unusual circumstances, are expected to be renewed in the future. The agreements in existence at the time of our assessment were scheduled to expire in 2018 and 2017. However, on October 2, 2010, the closing date of the sale of the Nordic Bottlers to Coca-Cola Enterprises, Inc. (“New CCE”), the Company and New CCE entered into new Bottler’s Agreements for all of New CCE’s territories (including the newly acquired Nordic Bottlers’ territories) with 10-year terms and rights to request 10-year renewals.

The Company, as the ongoing entity, made quantitative and qualitative assessments of the disposed component, the Nordic Bottlers, to determine whether our continuing involvement is significant. These assessments included evaluating the contractual arrangements between the Company and each of the Nordic Bottlers, primarily the Bottler’s Agreements. We considered the significance of the Bottler’s Agreements to the overall operations of the Nordic Bottlers (disposed component), the extent to which the Company (ongoing entity) is involved in the operations of the Nordic Bottlers, the rights conveyed by the Bottler’s Agreements to each party, and its pricing terms.

While the Bottler’s Agreements do not provide the Company with control of the Nordic Bottlers, the Bottler’s Agreements represent significant continuing involvement as defined by FASB Accounting Standards Codification (“ASC”) Subtopic 205-20, Presentation of Financial Statements — Discontinued Operations. Substantially all of the Nordic Bottlers’ revenues are expected to result from the sale of Company products authorized under these Bottler’s Agreements. Additionally, the Staff is hereby supplementally advised that the Nordic Bottlers’ purchases of concentrates, syrups and finished products from the Company have historically represented, and are expected to continue to represent, greater than 40% of their total cost of sales. This is consistent with the amounts presented in New CCE’s 2010 Annual Report on Form 10-K (in millions):

Amounts affecting cost of sales	$1,867
Total cost of sales	$4,234
% of cost of sales related to the Company	44%

The Company has continuing involvement in the operations of the Nordic Bottlers pursuant to the Bottler’s Agreements both through the sale of concentrates, syrups, and finished products, as well as providing marketing support to the Nordic Bottlers.

ASC 205-20-55-33 contains examples in which the ongoing entity enters into a franchise agreement with the disposed component. The franchise agreement provides the ongoing entity with the right to sell product to the disposed component in addition to receiving franchise fees determined, in part, based on the future revenues of the disposed component. The conclusions reached in these examples are that the terms of the franchise agreement, through the significance of the continuing cash flows or the ability to influence the policies of the disposed component, result in a conclusion that classification as a discontinued operation would not be appropriate. We considered these examples in reaching our conclusion.

Based on these factors, we believe it is clear that the Company will have significant continuing involvement (as defined in ASC 205-20) in the operations of the Nordic Bottlers well after the assessment period and, therefore, classification of the Nordic Bottlers as discontinued operations would not be appropriate.

Note 11- Commitments and Contingencies

Legal Contingencies, page 122

4.              We note that you and Aqua-Chem continue to pursue and obtain coverage agreements with those insurance companies that did not settle in the Wisconsin coverage litigation. Please tell us, and confirm you will disclose in future Exchange Act filings, the estimated amount or range of amounts of reasonably possible loss to which you are or may be exposed in the absence of these coverage agreements. If you cannot estimate the amount of loss, please provide a statement to that effect. Refer to FASB ASC 450-20-50-3.

Response:

In future filings, the Company will disclose the estimated amount or range of amounts of reasonably possible loss to which we are or may be exposed in the absence of these coverage agreements. In the event we are unable to reasonably estimate the Company’s potential liability, we will disclose this fact. Below is an excerpt from the expanded disclosure contained in Note G on page 19 of our most recent Quarterly Report on Form 10-Q filed on May 2, 2011:

“The court’s judgment concluded the Wisconsin insurance coverage litigation. The Georgia litigation remains subject to the stay agreement. The Company and Aqua-Chem have continued to negotiate with various insurers that were defendants in the Wisconsin coverage litigation over those insurers’ obligations to defend and indemnify Aqua-Chem for the asbestos-related claims. The Company anticipates that a final settlement with certain of those insurers will be finalized in May 2011. If the coverage-in-place settlement is finalized as expected and (a) the defense and indemnity costs for the asbestos-related claims against Aqua-Chem in the future are in the same range as during the past five years; and (b) the various insurers that cover the asbestos-related claims against Aqua-Chem remain solvent, the Company believes that there will likely be little or no defense or indemnity costs for the asbestos-related claims against Aqua-Chem that will not be covered by insurance over the next 10 to 12 years. We are unable to reasonably estimate the Company’s potential liability beyond the next 10 to 12 years.”

Note 14: Income taxes, page 136

5.              We note your table reconciling your income tax rate shows a 12.5% decrease in your income tax expense due to the CCE transaction for the year ended December 31, 2010. You state that $34 million tax benefit related to the remeasurement of your equity investment in CCE and a 37% effective tax rate for charges related to preexisting relationships with CCE. Please further clarify these significant components of the CCE transaction to fully discuss and quantify the tax benefit. Please explain whether the tax reductions relating to CCE transaction is a onetime event or represents a continuing trend. Please provide us with the text of your proposed disclosure to be included in future filings.

Response:

As a result of the acquisition of CCE’s North American operations, the Company was required to remeasure our equity interest in CCE to fair value upon the close of the transaction in accordance with ASC 805-10-25-10. The result of this remeasurement was a pre-tax book gain of approximately $4,978 million, which was recognized in the line item other income (loss) — net in our consolidated statement of income and disclosed in Note 2 of our 2010 consolidated financial statements. This remeasurement gain did not result in a taxable transaction as we continue to hold these shares. As a result, our pre-tax income included a $4,978 million gain with no associated tax expense. This gain was a one-time event and does not represent an ongoing trend.

The Company previously owned a non-controlling interest in CCE and applied the equity method of accounting. We also recognized the deferred tax effect of the book/tax basis differences related to our equity method investment in CCE. As a result of the acquisition of CCE’s North American operations, the Company fully consolidated CCE’s North American operations into our consolidated financial statements. While the tax free remeasurement of our investment in CCE caused the book/tax basis difference to increase, current tax law provides a means by which the Company could recover the recorded amount of our investment in the stock of CCE in a tax-free transaction. The Company expects that it will ultimately use a tax-free transaction to recover the outside book/tax basis difference in our investment in CCE. As a result, the book/tax basis difference in our investment in CCE is considered a non-taxable temporary difference because no taxes are expected to result upon the reversal of the temporary difference. Accordingly, we were required to reverse the previously established deferred tax liability related to the

Company’s equity investment in CCE. We disclosed this tax benefit of $34 million in Note 14 of our 2010 consolidated financial statements. The reversal of the deferred tax liability was also a one-time event and does not represent an ongoing trend.

We identified certain pre-existing relationships between the Company and CCE which were effectively settled as a part of the business combination. As a result of this effective settlement, the Company was required to record a $265 million pre-tax loss. This amount was disclosed in Note 2 and Note 6 of our 2010 consolidated financial statements. The tax benefit recorded on this loss was based on an underlying rate of 37 percent and was disclosed in Note 14 of our 2010 consolidated financial statements. This tax benefit was also a one-time event and does not represent an ongoing trend.

In addition, the pre-tax amounts of $4,978 million related to the remeasurement gain and $265 million related to the pre-existing relationship charges are disclosed in Note 17 of our 2010 consolidated financial statements under the caption “Other Nonoperating Items.”

In our Management’s Discussion and Analysis, we included a disclosure on page 72 of our 2010 Annual Report on Form 10-K indicating that “the Company’s effective tax rate in 2011 is expected to be approximately 23.5 percent to 24.5 percent before considering the effect of any unusual or special items that may affect our tax rate in future years.”  This disclosure incorporated the anticipated on-going effects of the CCE North America acquisition. However, in our 2011 Annual Report on Form 10-K, the Company will clarify its disclosure related to the impact that the acquisition of CCE’s North American business had on the Company’s 2010 full year effective tax rate. Our footnote disclosure in our 2011 Annual Report on Form 10-K will state the following:

The Company recorded a $4,978 million pre-tax remeasurement gain associated with the acquisition of CCE’s North American operations. This remeasurement gain was not recognized for tax purposes and therefore no tax expense was recorded on this gain. Also, as a result of this acquisition, the Company was required to reverse $34 million of deferred tax liabilities which were associated with our equity investment in CCE prior to the acquisition. In addition, the Company recognized a $265 million charge related to the settlement of preexisting relationships with CCE and we recorded a tax benefit of 37 percent related to this charge.

The Management’s Discussion and Analysis in our 2011 Annual Report on Form 10-K will state the following:

The tax impact of the remeasurement gain, reversal of the net deferred tax liabilities on our equity investment, and the settlement of preexisting relationships with CCE will not impact our future effective tax rate.

Form 8-K filed February 9, 2011

6.              We note your discussion of comparable currency neutral non-GAAP measures throughout your earnings release. Please clarify how you define which items qualify as “comparable”. You state “Items to consider for comparability include primarily charges, gains and accounting changes.” Please expand your disclosure to clarify the criteria used to determine whether an item is included in comparable. Please also clarify how you adjust the measures such that they are “currency neutral.”

Response:

We determine which items to consider as “items impacting comparability” based on how management views our business, makes financial, operating and planning decisions and evaluates the Company’s ongoing performance. Items such as structural changes (acquisitions and divestitures), charges, gains and accounting changes which are viewed by management as impacting only the current period or the comparable period, but not both, or as relating to different and unrelated underlying activities or events across comparable periods, are generally considered “items impacting comparability.”

Management evaluates the operating performance of our Company and our international subsidiaries on a currency neutral basis. We determine our currency neutral operating results by recalculating what our current period U.S. dollar operating results would have been assuming constant foreign currency exchange rates, including the impact of the Company’s hedging activities, during the comparable period of the prior year.

In future filings, we will provide a more detailed narrative explanation of the items impacting comparability in our reconciliation of GAAP and non-GAAP measures. See the response to comment number 7 below for the expanded reconciliation of GAAP and non-GAAP financial measures contained in our earnings release for the first quarter of 2011 furnished as an exhibit to our Current Report on Form 8-K filed on April 26, 2011.

7.              We note your earnings release includes numerous references to non-GAAP financial measures such as “comparable currency neutral revenues, cost of goods sold, gross profit, selling, general and administrative expenses, operating income and EPS” with the same prominence to GAAP measures. We also note that you provided a full income statement reconciling GAAP and non-GAAP financial measures. This gives the impression that the presentation represents a comprehensive basis of accounting other than GAAP. Please explain how your presentation complies with Question 102.10 of the CD&I’s on non- GAAP Financial Measures.

Response:

While we believe our previous presentation complied with the applicable regulations, in future filings we will not provide a full income statement reconciling GAAP and non-GAAP financial measures. We will provide a reconciliation of each line item (for both the current and prior comparable period) which had a comparability adjustment in either the current or the prior year comparable period. We will also clarify that our non-GAAP financial measures are not a comprehensive basis of accounting other than GAAP and that our non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP. To facilitate the Staff’s review, we have included the expanded reconciliation of GAAP and non-GAAP financial measures contained in our earnings release for the first quarter of 2011 furnished as an exhibit to our Current Report on Form 8-K filed on April 26, 2011, below.

THE COCA-COLA COMPANY AND SUBSIDIARIES

Reconciliation of GAAP and Non-GAAP Financial Measures

(UNAUDITED)

The Company reports its financial results in accordance with accounting principles generally accepted in the United States (“GAAP” or referred to herein as “reported”). However, management believes that certain non-GAAP financial measures provide users with additional meaningful financial information that should be considered when assessing our ongoing performance. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP. Our non-GAAP financial information does not represent a comprehensive basis of accounting.

ITEMS IMPACTING COMPARABILITY

The following information is provided to give qualitative and quantitative information related to items impacting comparability. Items impacting comparability are not defined terms within U.S. GAAP. Therefore, our non-GAAP financial information may not be comparable to similarly titled measures reported by other companies. We determine which items to consider as “items impacting comparability” based on how management views our business, makes financial, operating and planning decisions and evaluates the Company’s ongoing performance.  Items such as structural changes (acquisitions and divestitures), charges, gains and accounting changes which are viewed by management as impacting only the current period or the comparable period, but not both, or as relating to different and unrelated underlying activities or events across comparable periods, are generally considered “items impacting comparability”. In addition, we provide the impact that changes in foreign currency exchange rates had on our financial results (“currency neutral”).

Asset Impairments and Restructuring

The Company recorded charges of $34 million and $40 million related to certain restructuring activities during the three months ended April 1, 2011, and April 2, 2010, respectively. These charges were recorded in the line item other operating charges and related to costs associated with the integration of our German bottling and distribution operations and other restructuring initiatives outside the scope of our productivity initiatives and the integration of Coca-Cola Enterprises Inc.’s (“CCE”) North American business. See our discussion of our productivity initiatives and CCE integration costs below.

During the three months ended April 2, 2010, the Company also recorded other-than-temporary impairment charges of $26 million related to investments classified as available-for-sale securities. These impairment charges were recorded in other income (loss) — net.

Productivity Initiatives

The Company recorded charges of $28 million and $50 million related to our productivity initiatives during the three months ended April 1, 2011 and April 2, 2010, respectively. This transformation effort began in 2008 and is focused on providing additional flexibility to invest for growth. These initiatives impact a number of areas and include aggressively managing operating expenses supported by lean techniques; redesigning key processes to drive standardization and effectiveness; better leveraging our size and scale; and driving savings in indirect costs. The Company has incurred total pretax expenses of $380 million related to these productivity initiatives since they commenced in the first quarter of 2008. The Company currently expects the total cost of these initiatives to be approximately $500 million and anticipates recognizing the remainder of the costs by the end of 2011. The initiatives are on plan and on track to achieve our targeted $500 million in annualized savings by the end of 2011.

Equity Investees

The Company recorded charges of $4 million and $29 million in equity income (loss) — net during the three months ended April 1, 2011 and April 2, 2010, respectively. During the three months ended April 1, 2011, these charges primarily represent the Company’s proportionate share of restructuring charges recorded by an equity method investee. During the three months ended April 2, 2010, these charges primarily represent the Company’s proportionate share of asset impairments and restructuring charges recorded by equity method investees. None of these charges was individually significant.

CCE Transaction

The Company recorded charges of $119 million and $6 million related to our acquisition of CCE’s North American business and related transactions during the three months ended April 1, 2011 and April 2, 2010, respectively. During the three months ended April 1, 2011, the Company recorded charges of $100 million related to the integration of CCE’s North American business. The Company has incurred total pretax expenses of $235 million related to this initiative since it commenced in the second quarter of 2010. The costs associated with this initiative were primarily related to the development and design of our future operating framework for our North America operating segment. Once fully integrated, we expect to generate operational synergies of at least $350 million per year. We anticipate that these operational synergies will be phased in over the four years following the acquisition, and that we will begin to fully realize the annual benefit from these synergies in the final year. We currently expect to realize approximately $140 million to $150 million of net synergies in 2011.

During the three months ended April 1, 2011, the Company also recorded charges of $19 million related to the amortization of favorable supply contracts acquired in connection with our acquisition of CCE’s North American business. During the three months ended April 2, 2010, the Company recorded charges of $6 million related to transaction costs incurred in connection with our acquisition of CCE’s North American business and the sale of all our ownership interests in Coca-Cola Drikker AS (the “Norwegian bottling operation”) and Coca-Cola Drycker Sverige AB (the “Swedish bottling operation”).

Transaction Gain

During the three months ended April 1, 2011, the Company recognized a gain of $102 million due to the sale of our investment in Coca-Cola Embonor, S.A. (“Embonor”), a bottling partner with operations primarily in Chile. Prior to this transaction, the Company accounted for our investment in Embonor under the equity method of accounting.

Certain Tax Matters

The Company recorded a net tax charge of $3 million and a net tax benefit of $1 million related to amounts required to be recorded for changes to our uncertain tax positions, including interest and penalties, during the three months ended April 1, 2011 and April 2, 2010, respectively. In addition, during the three months ended April 2, 2010, the Company recorded a tax charge of $14 million related to new legislation that changed the tax treatment of Medicare Part D subsidies.

Other Items

On March 11, 2011, a major earthquake struck off the coast of Japan, resulting in a tsunami that devastated the northern and eastern regions of the country. As a result of these events, the Company established the Coca-Cola Japan Reconstruction Fund to help rebuild schools and community facilities across the impacted areas of the country. The Company recorded total charges of $79 million related to these events during the three months ended April 1, 2011. These charges were primarily related to the Company’s donation to the Coca-Cola Japan Reconstruction Fund and funds provided to certain bottling partners located in the affected regions. These funds enabled them to continue producing and distributing beverages, and thus began to restore our business operations in the affected regions.

In 2010, the Company expanded certain commodity hedging programs as a result of our acquisition of CCE’s North American business. The Company uses derivatives as economic hedges to mitigate the price risk associated with the purchases of materials used in the manufacturing process and for vehicle fuel. Prior to our acquisition of CCE’s North American business, this economic hedging activity was not material. Although these derivatives were not designated and/or did not qualify for hedge accounting, they are effective economic hedges. The changes in fair values of these economic hedges are immediately recognized into earnings in the line item cost of goods sold.

As a result of the expansion of our economic hedging program, in the fourth quarter of 2010 we began to adjust our reported cost of goods sold line item to exclude the impact of the net mark-to-market adjustments related to these economic hedges from our non-GAAP financial information until the period in which the underlying exposure being hedged impacts costs of goods sold. We believe this adjustment provides meaningful information related to the benefits of our economic hedging activities. During the three months ended April 1, 2011, we excluded net gains of $36 million from our non-GAAP financial information.

On March 4, 2011, the Company repurchased all our outstanding U.K. pound sterling notes due in 2016 and 2021. We assumed this debt in connection with our acquisition of CCE’s North American business during the fourth quarter of 2010. The repurchased debt had a carrying value of $674 million on March 4, 2011, which included approximately $105 million in unamortized fair value adjustments recorded as part of our purchase accounting. During the three months ended April 1, 2011, the Company recorded a charge of $4 million in interest expense related to the premiums paid to repurchase the long-term debt.

During the three months ended April 2, 2010, the Company recorded a charge of $103 million in other income (loss) — net related to the remeasurement of our Venezuelan subsidiary’s net assets. Subsequent to December 31, 2009, the Venezuelan government announced a currency devaluation, and Venezuela was determined to be a hyperinflationary economy. As a result of Venezuela being a hyperinflationary economy, our local subsidiary was required to use the U.S. dollar as its functional currency, and the remeasurement gains and losses were recognized in our condensed consolidated statement of income.

Currency Neutral

Management evaluates the operating performance of our Company and our international subsidiaries on a currency neutral basis. We determine our currency neutral operating results by recalculating what our current period U.S. dollar operating results would have been assuming constant foreign currency exchange rates, including the impact of the Company’s hedging activities, during the comparable period of the prior year.

THE COCA-COLA COMPANY AND SUBSIDIARIES

Reconciliation of GAAP and Non-GAAP Financial Measures

(UNAUDITED)

(In millions except per share data)

	Three Months Ended April 1, 2011										% Change -
		Items Impacting Comparability							After		After
		Asset							Considering	% Change -	Considering
	Reported	Impairments/	Productivity	Equity	CCE	Transaction	Certain Tax		Items	Reported	Items
	(GAAP)	Restructuring	Initiatives	Investees	Transaction	Gain	Matters	Other Items	(Non-GAAP)	(GAAP)	(Non-GAAP)
Net Operating Revenues	$10,517	$—	$—	$—	$—	$—	$—	$28	$10,545	40	40
Cost of goods sold	$3,949	$—	$—	$—	$(19)	$—	$—	$26	$3,956	55	56
Gross Profit	$6,568	$—	$—	$—	$19	$—	$—	$2	$6,589	32	32
Gross Margin	62.5%								62.5%
Selling, general and administrative expenses	$4,080	$—	$—	$—	$—	$—	$—	$6	$4,086	51	51
Other operating charges	$209	$(34)	$(28)	$—	$(100)	$—	$—	$(47)	$—	—	—
Operating Income	$2,279	$34	$28	$—	$119	$—	$—	$43	$2,503	4	10
Operating Margin	21.7%								23.7%
Interest expense	$113	$—	$—	$—	$—	$—	$—	$(4)	$109	33	28
Equity income (loss) - net	$134	$—	$—	$4	$—	$—	$—	$—	$138	(1)	(16)
Other income (loss) - net	$117	$—	$—	$—	$—	$(102)	$—	$—	$15	—	—
Income Before Income Taxes	$2,511	$34	$28	$4	$119	$(102)	$—	$47	$2,641	15	9
Income taxes	$598	$5	$9	$1	$45	$(36)	$(3)	$15	$634	8	12
Effective Tax Rate	23.8%								24.0%
Net Income Attributable to Shareowners of The Coca-Cola Company	$1,900	$29	$19	$3	$74	$(66)	$3	$32	$1,994	18	7
Diluted Net Income Per Share	$0.82	$0.01	$0.01	$0.00	$0.03	$(0.03)	$0.00	$0.01	$0.86 (1)	19	7
Average Shares Outstanding - Diluted	2,331	—	—	—	—	—	—	—	2,331

	Three Months Ended April 2, 2010
		Items Impacting Comparability						After
		Asset						Considering
	Reported (GAAP)	Impairments/ Restructuring	Productivity Initiatives	Equity Investees	CCE Transaction	Certain Tax Matters	Other Items	Items (Non-GAAP)
Net Operating Revenues	$7,525	$—	$—	$—	$—	$—	$—	$7,525
Cost of goods sold	$2,541	$—	$—	$—	$—	$—	$—	$2,541
Gross Profit	$4,984	$—	$—	$—	$—	$—	$—	$4,984
Gross Margin	66.2%							66.2%
Selling, general and administrative expenses	$2,705	$—	$—	$—	$—	$—	$—	$2,705
Other operating charges	$96	$(40)	$(50)	$—	$(6)	$—	$—	$—
Operating Income	$2,183	$40	$50	$—	$6	$—	$—	$2,279
Operating Margin	29.0%							30.3%
Interest expense	$85	$—	$—	$—	$—	$—	$—	$85
Equity income (loss) - net	$136	$—	$—	$29	$—	$—	$—	$165
Other income (loss) - net	$(115)	$26	$—	$—	$—	$—	$103	$14
Income Before Income Taxes	$2,179	$66	$50	$29	$6	$—	$103	$2,433
Income taxes	$553	$2	$16	$4	$2	$(13)	$—	$564
Effective Tax Rate	25.4%							23.2%
Net Income Attributable to Shareowners of The Coca-Cola Company	$1,614	$64	$34	$25	$4	$13	$103	$1,857
Diluted Net Income Per Share	$0.69	$0.03	$0.01	$0.01	$0.00	$0.01	$0.04	$0.80 (1)
Average Shares Outstanding - Diluted	2,327	—	—	—	—	—	—	2,327

Notes:

Items to consider for comparability include primarily charges, gains and accounting changes. Charges and accounting changes negatively impacting consolidated net income are reflected as increases to reported consolidated net income. Gains and accounting changes positively impacting consolidated net income are reflected as deductions to reported consolidated net income.

(1)	Per share amounts do not add due to rounding.

Currency Neutral:

	% Change - Reported (GAAP)	% Currency Impact	% Change - Currency Neutral Reported (GAAP)*	% Change - After Considering Items (Non-GAAP)	% Currency Impact After Considering Items Impacting Comparability	% Change - Currency Neutral After Considering Items (Non-GAAP)*
Net Operating Revenues	40	2	37	40	2	38
Cost of goods sold	55	3	52	56	3	53
Gross Profit	32	2	30	32	2	30
Selling, general and administrative expenses	51	2	49	51	2	49
Operating Income	4	3	2	10	3	7

*  Items may not add due to rounding.

Reported currency neutral operating expense leverage for the three months ended April 1, 2011 is negative 28 percentage points, which is calculated by subtracting reported currency neutral gross profit growth of 30% from reported currency neutral operating income growth of 2%.  Currency neutral operating expense leverage after considering items impacting comparability for the three months ended April 1, 2011 is negative 23 percentage points, which is calculated by subtracting currency neutral gross profit growth after considering items impacting comparability of 30% from currency neutral operating income growth after considering items impacting comparability of 7%.

In connection with responding to your comments, the Company acknowledges the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding this letter to me at (404) 676-6396 or via email at kwaller@na.ko.com.

Very truly yours,

/s/ Kathy N. Waller
Kathy N. Waller
Vice President and Controller
The Coca-Cola Company

cc:	Muhtar Kent, Chairman of the Board of Directors, Chief Executive Officer and President
Gary P. Fayard, Executive Vice President and Chief Financial Officer
Peter V. Ueberroth, Chairman of the Audit Committee of the Board of Directors